UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission file number: 001-41990

Mobile-health Network Solutions

(Exact name of registrant as specified in its charter)

2 Venture Drive, #07-08 Vision Exchange

Singapore 608526

+65 6222 5223

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Mobile-Health,” “we,” “us” and “our” refer to Mobile-health Network Solutions and its subsidiaries.

Information Contained in this Form 6-K Report

Submission of Matters to a Vote of Security Holders.

On June 8, 2026, the Company held its Extraordinary General Meeting of Shareholders (the “EGM”). Four items of business were acted upon by the Company’s shareholders at the EGM, each of which was approved by the shareholders. The voting results were as follows:

Proposal No. 1. To consider and approve by an ordinary resolution that:

(a) the Company undertakes a share consolidation whereby:

(i)	5,331,549 issued Class A Ordinary Shares of a nominal or par value of US$0.00016 each, held by the existing shareholders of the Company be consolidated into 888,592 Class A Ordinary Shares of a nominal or par value of US$0.00096 each;

(ii)	150,918,451 authorised but unissued Class A Ordinary Shares of a nominal or par value of US$0.00016 each in the capital of the Company be consolidated into 25,153,075 Class A Ordinary Shares of a nominal or par value of US$0.00096 each;

(iii)	1,835,671 issued Class B Ordinary Shares of a nominal or par value of US$0.00016 each, held by the existing shareholders of the Company be consolidated into 305,946 Class B Ordinary Shares of a nominal or par value of US$0.00096 each; and

(iv)	154,414,329 authorised but unissued Class B Ordinary Shares of a nominal or par value of US$0.00016 each in the capital of the Company be consolidated into 25,735,721 Class B Ordinary Shares of a nominal or par value of US$0.00096 each,

(collectively, (i) to (iv) above, the “Share Consolidation”),

with effect from June 22, 2026.

(b) pursuant to the Share Consolidation, the authorised share capital of the Company be changed:

FROM: US$50,000 divided into 312,500,000 Ordinary Shares of nominal or par value of US$0.00016 each, comprising 156,250,000 Class A Ordinary Shares of nominal or par value of US$0.00016 each and 156,250,000 Class B Ordinary Shares of nominal or par value of US$0.00016 each.

TO: US$50,000.00064 divided into 52,083,334 Ordinary Shares of nominal or par value of US$0.00096 each, comprising 26,041,667 Class A Ordinary Shares of nominal or par value of US$0.00096 each and 26,041,667 Class B Ordinary Shares of nominal or par value of US$0.00096 each.

(c) all fractional entitlements resulting from the Share Consolidation will not be issued to the shareholders of the Company and the Company is authorised to round up any fractional shares resulting from the Share Consolidation such that each shareholder will be entitled to receive one consolidated share in lieu of any fractional share that would have resulted from the Share Consolidation.

For	Against	Abstain
19,579,199	158,267	7,861

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Proposal No. 2. To consider and approve by a special resolution that a new class of ordinary shares (i.e. Class C Ordinary Shares) be created with ninety (90) votes per share (the “Class C Creation”), such creation to take effect from June 22, 2026, concurrently with the Share Consolidation.

For	Against	Abstain
19,577,189	158,499	9,640

Proposal No. 3. To consider and approve by an ordinary resolution, that the authorised share capital of the Company be changed, with effect from June 22, 2026, immediately after the Share Consolidation and the Class C Creation:

FROM: US$50,000.00064 divided into 52,083,334 Ordinary Shares of nominal or par value of US$0.00096 each, comprising 26,041,667 Class A Ordinary Shares of nominal or par value of US$0.00096 each and 26,041,667 Class B Ordinary Shares of nominal or par value of US$0.00096 each.

TO: US$18,720,000 divided into 19,500,000,000 Ordinary Shares of nominal or par value of US$0.00096 each, comprising 6,500,000,000 Class A Ordinary Shares of nominal or par value of US$0.00096 each, 6,500,000,000 Class B Ordinary Shares of nominal or par value of US$0.00096 each, and 6,500,000,000 Class C Ordinary Shares of nominal or par value of US$0.00096 each.

(the “Increase in Authorised Share Capital”)

For	Against	Abstain
19,581,722	152,966	10,640

Proposal No. 4. Subject to approval of the Share Consolidation, the Class C Creation, and the Increase in Authorised Share Capital, to consider and approve by a special resolution that the existing amended and restated memorandum and articles of association of the Company be and are hereby replaced in their entirety with a new amended and restated memorandum and articles of association in the form circulated to the shareholders prior to the meeting to reflect, among others, the Share Consolidation, the Class C Creation and the Increase in Authorised Share Capital.

For	Against	Abstain
19,578,511	154,360	12,457

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Mobile-health Network Solutions

Date: June 9, 2026	By:	/s/ Siaw Tung Yeng
Siaw Tung Yeng
Co-Chief Executive Officer

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